SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Filed by the Registrant [  ]

Filed by a Party Other than the Registrant [X]

Check the Appropriate Box:

[X] Preliminary Proxy Statement
[  ] Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))
[  ] Definitive Proxy Statement
[  ] Definitive Additional Materials
[  ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

PIMCO MUNICIPAL INCOME FUND
PIMCO CALIFORNIA MUNICIPAL INCOME FUND
PIMCO NEW YORK MUNICIPAL INCOME FUND
PIMCO MUNICIPAL INCOME FUND II
PIMCO CALIFORNIA MUNICIPAL INCOME FUND II
PIMCO NEW YORK MUNICIPAL INCOME FUND II
PIMCO MUNICIPAL INCOME FUND III
PIMCO CALIFORNIA MUNICIPAL INCOME FUND III

(Name of registrant as specified in its charter)

DRYDEN CAPITAL FUND, LP
DRYDEN CAPITAL, LLC
DRYDEN CAPITAL GP, LLC
T. MATTHEW BUFFINGTON
MATTHEW C. LEAVITT
DERRICK A. CLARK
(Name of person(s) filing proxy statement, if other than the registrant)
Copies to:
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

Payment of Filing Fee (Check the Appropriate Box):

[X] No fee required.
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PRELIMINARY COPY SUBJECT TO COMPLETION DATED OCTOBER 30, 2019

DRYDEN CAPITAL FUND, LP

October [  ], 2019
Dear Fellow Shareholder:
Dryden Capital Fund, LP, together with the other participants in this solicitation (collectively, “Dryden” or “we”), is a concerned shareholder of PIMCO Municipal Income Fund (“PMF”); PIMCO Municipal Income Fund II (“PML”); PIMCO Municipal Income Fund III (“PMX”); PIMCO New York Municipal Income Fund (“PNF”); PIMCO New York Municipal Income Fund II (“PNI”); PIMCO California Municipal Income Fund (“PCQ”); PIMCO California Municipal Income Fund II (“PCK”); and PIMCO California Municipal Income Fund III (“PZC”) (each a “Fund” and, collectively, “PIMCO” or the “Funds”).  Dryden beneficially owns a total of 147 shares of Auction Rate Preferred Stock, $25,000 liquidation preference per share in the aggregate across the Funds (“ARPS”), and is seeking your support for the election of Derrick A. Clark as a trustee to the Board of Trustees for each of the Funds (each, a “Board”, and together, the “Boards”) at the 2019 joint annual meeting of stockholders of each Fund, currently scheduled to be held at 1633 Broadway, between West 50th and West 51st Streets, 42nd Floor, New York, New York 10019 at 11:00 A.M., Eastern Time on December 17, 2019. The term “Annual Meeting” is used throughout this joint proxy statement to refer to the annual meeting of shareholders of each Fund, as dictated by the context (including any adjournment or postponement thereof or any special meeting held in lieu thereof).

Holders of ARPS or Variable Rate Municipal Term Preferred Shares (“VMTPS” and together with ARPS, the “Preferred Shares”; and holders of either ARPS or VMTPS, “Preferred Shareholders”) are entitled, as a class and to the exclusion of the holder of all other securities and classes of capital stock of the Funds, to elect two trustees to the Board of the Funds (the “Preferred Trustees”). Dryden has owned ARPS of the Funds continuously since 2016. Dryden still believes that now is the time that the Funds’ ARPS should be redeemed because (i) there are better financing alternatives available to the Funds and (ii) the Funds have not kept pace with the rest of the municipal closed-end fund industry in providing ARPS Shareholders with much needed liquidity.  Over 90% of the outstanding ARPS across the municipal closed-end fund industry have been redeemed since 20081 and PIMCO has lagged behind its peers in the municipal closed-end industry by failing to provide liquidity to holders of ARPS at a pace commensurate with those peers.

Last year’s tender offer, announced on July 20, 2018 and completed on September 11, 2018, for the ARPS at 85% of their liquidation preference was, in our opinion, inadequate.  Not only was the tender offer price below the level where the ARPS were trading in the secondary market, it was also significantly below the price where PIMCO’s peers have provided liquidity to their own ARPS Shareholders.  Pursuing a tender offer at a low price is not a sufficient offer of liquidity to holders of ARPS.  It appears our fellow holders of ARPS agreed as the vast majority of ARPS were not tendered.  Preferred Shareholders also made their voice heard by successfully electing T. Matthew Buffington to one of the two Preferred Trustee positions at last year’s annual meeting. However, PIMCO responded to his election by increasing the size of the board by two and adding back the Preferred Trustee that the Preferred Shareholders voted to replace.2  This had the mathematical effect of diluting the voting impact of the Dyden nominee.  Thus, we are asking our fellow Preferred Shareholders to counteract PIMCO’s dilution of our collective voice and elect an additional trustee to the Boards who will advocate for liquidity for the holders of the ARPS that is similar to the liquidity provided to PIMCO’s peers.

1 Source:  Fitch Ratings presentation dated May 17, 2018 at the 17th Annual Capital Link Closed-End Funds and ETFs Forum.
2 In their Definitive Proxy Statement for their 2018 Annual General Meetings, each Fund stated that:
“In the event that Messrs. Kertess and/or Rappaport are not re-elected by Preferred Shareholders of each Fund, as applicable, the Board of that Fund may increase its size to add one or more non-Preferred Shares Trustee positions, and may determine to appoint Messrs. Kertess and/or Rappaport to fill a vacancy.”
The Board of each Fund responded as indicated after the applicable election.  See, e.g., PIMCO Municipal Income Fund’s Definitive Proxy Statement on Form DEF 14A, page 11, filed with the Securities Exchange Commission on November 2, 2018.

Based solely on publicly available information, including that contained in the [Preliminary] Proxy Statement on Schedule 14A filed by the Funds with the Securities and Exchange Commission (the “SEC”) on [October 29, 2019] in connection with the Annual Meeting, the current Board of each Fund consists of ten trustees, divided into three classes, including two trustees that have been designated by the Board to serve as the two Preferred Trustees.  Based on public disclosures by the Funds, we believe that the current Preferred Trustees for PMF, PML, PNI, PCQ, PCK, PNF, PMX, PZC, Messrs. T. Matthew Buffington and James A. Jacobson, are presently serving three-year terms that end in 2021 and 2019, respectively.  Therefore, one of the two designated Preferred Trustees for each Fund is to be elected at the Annual Meeting. In addition, two trustees who are not Preferred Trustees are to be elected at the Annual Meetings by holders of the shares of common stock, par value $0.001, of the Funds (the “Common Stock”) and the holders of Preferred Shares, voting together as a single class.

We are therefore seeking your support to vote FOR the election of our nominee—Derrick A. Clark—as a trustee at the Annual Meeting.  Our proxy solicitation gives shareholders a mechanism to express their views regarding the Funds and to influence the Board with respect to any decisions regarding Board composition and accountability at the Funds. We believe you should have a Preferred Trustee who is an advocate for liquidity. YOU have an important opportunity as shareholders to have your voices heard at the upcoming Annual Meeting.

We urge you to consider carefully the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today. The attached proxy statement and the enclosed GOLD proxy card are first being furnished to the shareholders on or about [_______________], 2019.
If you have already submitted a different color proxy card in relation to the Annual Meeting, you have every right to revoke or change the voting instructions set out therein by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to us in care of InvestorCom or to the Funds. Although a revocation is effective if delivered to the Funds, we request that either the original or photostatic copies of all revocations be mailed to us in care of InvestorCom at 19 Old Kings Highway S. – Suite 210, Darien, CT 06820.  If you have already submitted a difference color proxy card, we urge you to send a later dated GOLD proxy card immediately, as there is little time before the Annual Meeting.  Only your final proxy card will count.
If you have any questions or require any assistance with your vote, please contact InvestorCom, which is assisting us, at its address and toll-free number listed on the following page.
Thank you for your support.

Dryden Capital Fund, LP

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

The attached Proxy Statement and GOLD proxy card are available at:

[_________________________]

19 Old Kings Highway S. – Suite 210
Darien, CT  06820
Toll Free (877) 972-0090
Banks and Brokers call collect (203) 972-9300

info@investor-com.com

PRELIMINARY COPY SUBJECT TO COMPLETION DATED OCTOBER 30, 2019
---------------------------
ANNUAL MEETING OF SHAREHOLDERS

OF

PIMCO MUNICIPAL INCOME FUND
PIMCO CALIFORNIA MUNICIPAL INCOME FUND
PIMCO NEW YORK MUNICIPAL INCOME FUND
PIMCO MUNICIPAL INCOME FUND II
PIMCO CALIFORNIA MUNICIPAL INCOME FUND II
PIMCO NEW YORK MUNICIPAL INCOME FUND II
PIMCO MUNICIPAL INCOME FUND III
PIMCO CALIFORNIA MUNICIPAL INCOME FUND III
---------------------------
PROXY STATEMENT
OF
DRYDEN CAPITAL FUND, LP
---------------------------
PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

 Dryden Capital Fund, LP together with the other participants in this solicitation (collectively, “Dryden” or “we”), is a concerned shareholder of PIMCO Municipal Income Fund (“PMF”); PIMCO Municipal Income Fund II (“PML”); PIMCO Municipal Income Fund III (“PMX”); PIMCO New York Municipal Income Fund (“PNF”); PIMCO New York Municipal Income Fund II (“PNI”);; PIMCO California Municipal Income Fund (“PCQ”); PIMCO California Municipal Income Fund II (“PCK”); and PIMCO California Municipal Income Fund III (“PZC”) (each a “Fund” and, collectively, “PIMCO” or the “Funds”). Dryden beneficially owns a total of 147 shares of Auction Rate Preferred Stock, $25,000 liquidation preference per share in the aggregate across the Funds (“ARPS”). Dryden has owned ARPS of the Funds continuously since 2016.

We are writing to you today because we believe that a new trustee and another advocate for the holders of ARPS is needed to spearhead meaningful changes at PIMCO to address the Funds’ refusal to provide liquidity to holders of ARPS at a price commensurate with those offered by industry peers. Over the last 10 years, the only action taken has been last year’s below-market tender offer, in spite of industry trends towards liquidity and repeated good faith arguments from Dryden in 2018 and 2019 for liquidity.  We have nominated a highly-qualified, capable and committed individual who has the relevant skill set we believe is key to best position the Funds to maximize value for all stakeholders in the coming years while also addressing the liquidity concerns of holders of ARPS. We are seeking your support and your vote at the 2019 joint annual meeting of stockholders of each Fund, currently scheduled to be held at 1633 Broadway, between West 50th and West 51st Streets, 42nd Floor, New York, New York 10019 at 11:00 A.M., Eastern Time on December 17, 2019 (the term “Annual Meeting” is used throughout this joint proxy statement to refer to the annual meeting of shareholders of each Fund, as dictated by the context, including any adjournment or postponement thereof or any special meeting held in lieu thereof) for the following:

1.	to elect Derrick A. Clark (the “Nominee”), as trustee for each of the Funds; and

2.	to transact such other business as may properly come before the meeting or any adjournments thereof.

Dryden is composed of (i) Dryden Capital Fund, LP, a Delaware limited partnership (“Dryden Capital Fund”); (ii) Dryden Capital, LLC, a Delaware limited liability company (“Dryden Capital”); (iii) Dryden Capital GP, LLC, a Delaware limited liability company and general partner of Dryden Capital Fund (“Dryden Capital GP”); (iv) T. Matthew Buffington and Matthew C. Leavitt, each a managing member of Dryden Capital and Dryden Capital GP and each a United States citizen (“Mr. Buffington” and “Mr. Leavitt”, respectively, and together with Dryden Capital Fund, Dryden Capital and Dryden Capital GP, the “Dryden Parties”) and (v) the Nominee (the entities and individuals listed in this paragraph, each a “Participant” and, collectively, the “Participants”).

This Proxy Statement and the enclosed GOLD proxy card are first being furnished to shareholders on or about [_______________], 2019.

As of the date hereof, Dryden collectively owns an aggregate of 147 shares of ARPS. In addition, the Funds have issued Variable Rate Municipal Term Preferred Shares (“VMTPS” and together with ARPS, the “Preferred Shares”) and shares of common stock, par value $0.001, of the Funds (the “Common Stock” and together with the Preferred Shares, the “Stock”). We intend to vote such shares of ARPS, and all proxies delivered to Dryden, as follows:

•	FOR the election of Mr. Clark.
The Board has fixed October 18, 2019 as the record date for determining holders of Stock who are entitled to vote at the Annual Meeting (the “Record Date”). According to PIMCO, as of the Record Date each Fund had outstanding the following shares of Common Stock and Preferred Shares entitled to be voted:3

Fund	Outstanding Common Shares	Outstanding Preferred Shares
		ARPS	VMTPS
PMF	[ ]	6,668	233
PCQ	[ ]	4,825	293
PNF	[ ]	1,641	None
PML	[ ]	11,931	687
PCK	[ ]	5,147	343
PNI	[ ]	2,320	210
PMX	[ ]	6,188	343
PZC	[ ]	3,915	271

According to the Funds’ [preliminary] proxy statement, at the Annual Meeting, the election of one Trustee (the “Preferred Trustee”) of each Fund will be voted on exclusively by the Preferred Shareholders (including holders of ARPS and, for each Fund other than PNF, holders of VMTPS, voting together as a single class) of that Fund. Holders of ARPS and VMTPS will be entitled to one vote per share, regardless of the relative liquidation preference of the Preferred Shares. According to the Funds’ [preliminary] proxy statement, on each other proposal to be brought before the Annual Meeting (including the election of the nominees other than the Preferred Trustee by all Shareholders), the Preferred Shareholders, if any, will have equal voting rights (i.e., one vote per Share) with the applicable Fund’s holders of Common Stock (the “Common Shareholders”) and will vote together with Common Shareholders as a single class. The mailing address of the principal executive offices of each of the Funds is 1633 Broadway, New York, New York 10019. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

3 [To be updated and conformed to the Funds’ definitive proxy statement.]

THIS SOLICITATION IS BEING MADE BY DRYDEN AND NOT ON BEHALF OF THE BOARD OF TRUSTEES OR MANAGEMENT OF THE FUNDS. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

DRYDEN URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD TODAY TO VOTE FOR THE ELECTION OF OUR NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE FUNDS’ MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. WE STRONGLY URGE YOU TO DO SO WITHOUT DELAY BECAUSE THERE IS LITTLE TIME BEFORE THE ANNUAL MEETING. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our proxy card are available at:

[__________________________]

IMPORTANT

Your vote is important, no matter how many or how few shares of Stock you own. Your vote matters. Dryden urges you to sign, date, and return the enclosed GOLD proxy card TODAY to vote FOR the election of Mr. Clark to the Board.

●	If you are a “registered shareholder”, please sign and date the enclosed GOLD proxy card and return it to Dryden, c/o InvestorCom, in the enclosed postage-paid envelope today.

●
If you own shares in a brokerage account or through a bank, you are considered a “beneficial shareholder”, and the Dryden proxy materials, together with a voting instruction form (VIF), are being forwarded to you by your broker or bank. As a “beneficial owner”, you must instruct your broker, trustee or other representative on how to vote your shares. Your broker cannot vote your shares on your behalf without receiving instructions from you.

●
Depending upon your broker or custodian’s voting policy, you may be able to vote either by toll-free telephone or by using the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form in the pre-paid envelope provided to you.

●
Please DO NOT sign or return any WHITE proxy card you may receive from the Funds. If you have already submitted a WHITE proxy card, you have every right to change your vote — please use the GOLD proxy card to vote by Internet or telephone or simply sign, date and return the GOLD proxy card. Only your latest dated proxy will be counted.

19 Old Kings Highway S. – Suite 210
Darien, CT  06820
Toll Free (877) 972-0090
Banks and Brokers call collect (203) 972-9300

info@investor-com.com

BACKGROUND TO THE SOLICITATION

A chronology of our interactions with the Funds as it pertains to the Annual Meeting is as follows:

•	Dryden began purchasing the Funds’ ARPS in 2016.
•	On April 17, 2018, Dryden began expressing its concerns about the ARPS to representatives of PIMCO who are not members of the Board (“Management”).
•	On April 27, 2018, Dryden sent Management a presentation that specifically laid out our concerns in more detail.
•
On May 7, 2018, Dryden and Management held a conference call to discuss the materials Dryden had sent.  Again, Management refused substantive engagement.  Given the lack of progress, Dryden alerted Management that Dryden planned to raise its concerns to the Board level and the Preferred Trustees.

•
On May 18, 2018, Dryden e-mailed Management and members of the Boards, informally declaring an intent to nominate T. Matthew Buffington as a Preferred Trustee at the Annual Meeting while also suggesting a meeting to search for a more cooperative solution.

•	On June 20, 2018, Dryden e-mailed Management and the Preferred Trustees to follow up on scheduling the meeting to search for a more cooperative solution, but Dryden did not receive a response.
•	On July 9, 2018, Dryden e-mailed Management and the Preferred Trustees to again follow up on scheduling the meeting, but Dryden, again, did not receive a response.
•
On July 20, 2018 PIMCO announced the tender offer at 85% of Par and on July 23, 2018, PIMCO subsequently e-mailed Dryden offering a phone call with members of Management (but denied Dryden’s request to involve the Preferred Trustees).

•
On July 25, 2018, Dryden held a call with Management, discussed the tender offer dated July 20, 2018, and expressed Dryden’s displeasure with the price; the tender offer price was below then recent prices seen in the secondary market and it represented a meaningful discount to where PIMCO’s peers had tendered.  In the absence of a cooperative solution from Management, Dryden alerted Management that it intended to formally nominate its own trustee candidate to the Boards.

•	On August 21, 2018, after not responding to all our previous attempts to engage, the Funds’ Preferred Trustees finally requested to meet with Dryden. Dryden accepted that same day.
•	The meeting occurred August 30, 2018 and Dryden, again, did not receive responses to simple questions about the ARPS.
•	On September 11, 2018, Dryden sent its formal notice nominating T. Matthew Buffington for election.
•
On September 12, 2018, PIMCO announced the results of its tender offer.  The majority of ARPS Shareholders did not participate in the tender offer.  Participation was dominated by a single holder of ARPS (Wells Fargo, which also happened to be the firm providing the new VMTPS financing for any tendered ARPS).

•	On September 27, 2018, PIMCO notified Dryden it would not be nominating Dryden’s proposed candidate for election.
•	On November 5, 2018, Dryden filed a definitive proxy statement with respect to the Funds’ 2018 Joint Annual General Meeting, soliciting support for its nominee, T. Matthew Buffington.
•
At the Joint Annual Meeting held December 19, 2018, Preferred Shareholders elected T. Matthew Buffington to one of the two Preferred Trustee positions on each of the Boards, replacing Hans W. Kertess for PMF, PML, PNI, PCQ, PCK, PNF and Alan Rappaport for PMX and PZC.

•
On December 20, 2018, PIMCO responded to Mr. Buffington’s election by increasing the size of the Boards of each Fund by two seats and reappointing Mr. Kertess or Mr. Rappaport (as relevant) as a Trustee to each of the Boards along with newly appointed Sarah Cogan (effective January 1, 2019).

•
On June 18, 2019, Dryden verbally notified the Funds’ Boards that it was exploring the possibility of nominating another candidate for the Preferred Trustee position for election at the upcoming joint annual meeting.

•	On September 10, 2019, Dryden sent its formal notice nominating Derrick A. Clark for election.
•	On September 19, 2019, PIMCO notified Dryden it would not be nominating Dryden’s proposed candidate for election.

REASONS FOR THE SOLICITATION

Dryden is a long-term and concerned investor in the Funds, having made its initial investment in the Funds in 2016. Dryden has owned ARPS of the Funds continuously since 2016.  In our opinion, our ownership aligns us well with the interests of the holders of ARPS because we share their economic risks and would share in their economic upside if the Funds prosper from our strategic vision for liquidity. Dryden has been an involved shareholder of the Funds for an extended period of time and T. Matthew Buffington, a managing member of Dryden Capital and Dryden Capital GP, currently serves as one of the Preferred Trustees on the Boards.  Dryden and Mr. Buffington have repeatedly attempted to engage in a constructive dialogue with the other members of the Boards and Management on the future composition of the Boards and liquidity.

 Dryden believes now is the time that the Funds’ ARPS should be redeemed.  Now is the time that the Funds’ ARPS should be redeemed because (i) there are better financing alternatives available to the Funds and (ii) the Funds have not kept pace with the rest of the municipal closed-end fund industry in providing Preferred Shareholders with much needed liquidity.

Last year’s tender offer, announced on July 20, 2018 and completed on September 11, 2018, for the ARPS at 85% of their liquidation preference was, in our opinion, inadequate.  Not only was the tender offer price below the level where the ARPS were trading in the secondary market, it was also significantly below the price where PIMCO’s peers have provided liquidity to their own ARPS Shareholders.  Pursuing a tender offer at a low price is not a sufficient offer of liquidity to holders of ARPS.  It appears our fellow holders of ARPS agreed as the vast majority of ARPS were not tendered.  Preferred Shareholders also made their voice heard by successfully electing T. Matthew Buffington to one of the two Preferred Trustee positions at last year’s annual meeting.  However, PIMCO responded to his election by increasing the size of the board by two and adding back the Preferred Trustee that the Preferred Shareholders voted to replace.  This had the mathematical effect of diluting the voting impact of the Dyden nominee.  Thus, we are asking our fellow Preferred Shareholders to counteract PIMCO’s dilution of our collective voice and elect an additional trustee to the Boards who will advocate for liquidity for the holders of the ARPS that is similar to the liquidity provided to PIMCO’s peers.

TIME IS OF THE ESSENCE. WE BELIEVE THAT SIGNIFICANT IMPROVEMENT TO THE BOARDS IS NEEDED NOW!

PROPOSAL NO.1

ELECTION OF TRUSTEE

According to the Funds’ [preliminary] proxy statement, the current Board of each Fund consists of ten trustees, divided into three classes, including two trustees that have been designated by the Board to serve as the two Preferred Trustees.  Based on public disclosures by the Funds, we believe that the current Preferred Trustees for PMF, PML, PNI, PCQ, PCK, PNF, PMX, PZC, Messrs. T. Matthew Buffington and James A. Jacobson, are presently serving three-year terms that end in 2021 and 2019, respectively.  Therefore, one of the two designated Preferred Trustees for each Fund is to be elected at the Annual Meeting. In addition, two trustees who are not Preferred Trustees are to be elected at the Annual Meetings by holders of the shares of Common Stock and the holders of Preferred Shares, voting together as a single class.

According to the Funds’ [preliminary] proxy statement, the election of Mr. Clark to the Boards of each of the Funds will require the affirmative vote of a plurality of the votes of the Preferred Shareholders (voting as a separate class) of the relevant Fund cast in the election of Trustees at the Annual Meeting, in person or by proxy. The re-election of the trustees other than the Preferred Trustees to the Boards of each of the Funds will require the affirmative vote of a plurality of the votes of the Common Shareholders and Preferred Shareholders (voting together as a single class) of the relevant Fund cast in the election of Trustees at the Meeting, in person or by proxy.

Our Nominee:

(1)	(2)	(3)	(4)	(5)	(6)
Name, Address, and Age	Position(s) Held with Fund(s)	Term of Office and Length of Time Served with Fund(s)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director or Nominee for Director	Other Directorships Held by Director or Nominee for Director
Derrick A. Clark Business Address: Junto Capital 450 Park Avenue, Suite 25 New York, New York 10022	None	N/A
Analyst and Portfolio Manager at Junto Capital since July 2013.
The principal business of Junto Capital is to provide investment advisory, portfolio and wealth management, consulting, financial planning, and investment supervisory services.

				None	None

Derrick A. Clark, age 35, has served as an Analyst and a Portfolio Manager at Junto Capital Management LP since July 2013.    Previously, Mr. Clark was a Senior Analyst at Glenview Capital Management, where he was responsible for identifying investment opportunities within the Industrials sector. Prior to joining Glenview, Mr. Clark was an Associate at the private equity fund Clayton, Dubilier & Rice, and an Investment Banking Analyst at Goldman Sachs. Mr. Clark earned his BS in Business Administration and graduated with high distinction from Indiana University’s Kelley School of Business, where he concentrated in Finance and Economics.

The principal business address of Mr. Clark is Junto Capital, 450 Park Avenue, Suite 25, New York, New York 10022. Mr. Clark has not held any positions, including as an officer, employee, director, or general partner, with any affiliated persons or principal underwriters of the Funds. The Nominee has not held any (i) positions, including as an officer, employee, director, or general partner or (ii) directorships, during the past five year that would require disclosure under paragraph (b)(4) of Item 22 of Rule 14a-101 (Schedule 14A) under the Securities Act of 1933 (“Rule 14a-101”).

(1)	(2)	(3)
Name of Director or Nominee	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in All Funds Overseen or to be Overseen by Director or Nominee in Family of Investment Companies
Derrick A. Clark	None	None

Mr. Clark does not beneficially own any securities of (i) an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Funds; or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Funds.

The Nominee will not receive any compensation from Dryden Capital for his services as a Nominee or Trustee of the Funds if elected.  If elected, the Nominee will be entitled to such compensation from the Funds as is consistent with the Funds’ practices for services of non-employee Trustees, but has agreed to forfeit such compensation to Dryden Capital Fund.

Other than as identified herein, there are no arrangements or understandings between members of Dryden or any other person or persons pursuant to which the nomination of the Nominee described herein is to be made, other than the consent by the Nominee to be named in this Proxy Statement and to serve as a trustee of the Funds if elected as such at the Annual Meeting. The Nominee is not a party adverse to the Funds or any of its subsidiaries or has a material interest adverse to the Funds or any of its subsidiaries in any material pending legal proceedings.

Dryden believes that the Nominee presently is, and if elected as a trustee of the Funds the Nominee (a) would be, an “independent trustee” within the meaning of (i) the NYSE Listed Company Manual and (ii) paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S‑K”) and (b) would not be considered an “interested person” of the Funds as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

Neither the Nominee nor any of his Immediate Family Members (i) has any direct or indirect interest, the value of which exceeds $120,000 during the past five years in (x) an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Funds; or (y) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Funds; (ii) has any material interest, direct or indirect, in any transaction, or series or similar transactions, since January 1, 2016 or in any currently proposed transaction, or series of similar transaction requiring disclosure under paragraph (b)(8) of Item 22 of Rule 14a-101; (iii) has had since January 1, 2016 or is currently proposed to have, any direct or indirect relationship requiring disclosure under paragraph (b)(9) of Item 22 of Rule 14a-101; (iv) since January 1, 2016, has served on the board of directors where an Officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Funds, or an Officer of a person directly or indirectly controlling, controlled by, or under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Funds, serves, or has served.

There are no events required to be disclosed under Item 401(f) of Regulation S-K that have occurred during the past ten years or are material to an evaluation of the ability or integrity of the Nominee and (ii) there were no transactions since January 1, 2018, nor are there any currently proposed, involving any Participant or any of its or his associates in which the Funds was or is to be a participant and in which such Participant, any of its or his associates, or any of their respective immediate family members or any persons sharing their respective households, have or will have a direct or indirect material interest that would require disclosure under Item 404(a) of Regulation S-K.

We do not expect that the Nominee will be unable to stand for election, but, in the event that the Nominee is unable to serve or for good cause will not serve, the shares of Stock represented by the enclosed GOLD proxy card will be voted for a substitute nominee, to the extent (i) this is not expressly prohibited under the Funds’ bylaws and applicable law and (ii) notice of the substitute nominee has been made in accordance with the Funds’ bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Funds make or announce any changes to their bylaws or take or announce any other action that has, or if consummated would have, the effect of disqualifying the Nominee, to the extent this is not prohibited under the Funds’ bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Funds’ bylaws and shares of Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Funds’ bylaws and applicable law, if the Funds increase the size of any Board above its existing size or increases the number of trustees whose terms expire at the Annual Meeting or reconstitute or reconfigure the classes on which the current trustees serve. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Dryden that any attempt to increase the size of the current Boards or to reconfigure the classes of the Boards other than as currently proposed constitutes an unlawful manipulation of the Funds’ corporate machinery. To the extent Dryden nominates any substitute nominee under the above provisions and pursuant to the Funds’ bylaws, Dryden confirms that it will file an amended proxy statement that (i) identifies such substitute nominee, (ii) discloses whether the substitute nominee has consented (x) to being named as a nominee in the proxy materials and (y) to serving as a Trustee, if elected, and (iii) provides the disclosure of the information required under Items 5(b) and 7 of Rule 14a-101.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEE ON THE ENCLOSED GOLD PROXY CARD.

WE INTEND TO VOTE OUR SHARES FOR THE ELECTION OF THE NOMINEE.

SHARES OF STOCK REPRESENTED BY PROPERLY EXECUTED GOLD PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, “FOR” THE NOMINEE.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, Dryden believes that the only outstanding classes of securities of the Funds entitled to vote at the Annual Meeting are the Common Stock, ARPS and VMTPS.

Shares of Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted as follows: FOR the election of Mr. Clark to the Boards of each Fund and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein and for the election of trustees as set forth below.

According to the Funds’ [preliminary] proxy statement, the current Boards of each of the Funds consist of ten trustees, divided into three classes, including two trustees that have been designated by the Board to serve as the two Preferred Trustees.  Based on prior public disclosures by the Funds, we believe that the current Preferred Trustees for PMF, PML, PNI, PCQ, PCK, PNF, PMX, PZC, Messrs. T. Matthew Buffington and James A. Jacobson, are presently serving three-year terms that end in 2021 and 2019, respectively.  Therefore, one of the two designated Preferred Trustees for each Fund is to be elected at the Annual Meeting. In addition, two trustees who are not Preferred Trustees are to be elected at the Annual Meetings by holders of the shares of Common Stock of the Funds and the holders of Preferred Shares, voting together as a single class.  We are not seeking control of the Boards. If our Nominee is elected we could not control the Boards absent the resignation of the other members of the Board, and any claim to the contrary would be entirely false and misleading.

Quorum; Broker Non-Votes;

According to the Funds’ [preliminary] proxy statement, a quorum for each Fund at the Annual Meeting will consist of the presence in person or by proxy of thirty percent (30%) of the total Shares of the Fund entitled to vote at such Meeting, except that, where the Preferred Shares or Common Shares will vote as separate classes, then thirty percent (30%) of the shares of each class entitled to vote will be necessary to constitute a quorum for the transaction of business by that class. By way of clarification, in the case of Preferred Shares voting as a separate class, thirty percent (30%) of the total number of ARPS and VMTPS entitled to vote (regardless of the relative liquidation preference of the shares) will be necessary to constitute a quorum.

According to the Funds’ [preliminary] proxy statement, votes cast by proxy or in person at the Annual Meeting will be counted by persons appointed by the Funds as tellers (the “Tellers”) for the Annual Meeting. For purposes of determining the presence of a quorum for each Fund, the Tellers will include the total number of Shares present at the Annual Meeting in person or by proxy, including Shares represented by proxies that reflect abstentions and “broker non-votes” (i.e., shares held by brokers or nominees as to which instructions have not been received from the beneficial owners or the persons entitled to vote and the broker or nominee does not have the discretionary voting power on a particular matter). For a proposal requiring approval of a plurality of the votes cast, such as the election of Trustees, abstention and broker non-votes will not be counted towards the achievement of a plurality of votes cast for a nominee.  In the case of a contested election, abstentions and non-votes may require a nominee to receive a higher percentage of the votes cast in order to achieve a plurality of the votes cast, but will not be counted as votes against such nominee’s election.

Votes Required for Approval
Each share of Stock entitles the holder thereof to one vote on the election of each of the nominees for trustee other than the Preferred Trustees and on any other matter that may properly come before the Annual Meeting. Each share of Preferred Stock entitles the holder thereof to one vote on the election of each of the nominees for the Preferred Trustees. Shareholders are not entitled to cumulative voting in the election of Trustees.

Election of Trustees ─ Each Funds’ Bylaws provide that the Preferred Trustees will be elected by the affirmative vote of a plurality of the votes of the Preferred Shareholders (voting as a separate class) of the relevant Fund cast in the election of Trustees at the Meeting, in person or by proxy. Each Funds’ Bylaws provide that the remaining trustees will be elected by the affirmative vote of a plurality of the votes of the Common Shareholders and Preferred Shareholders (voting together as a single class) of the relevant Fund cast in the election of Trustees at the Meeting, in person or by proxy.

To vote, please complete, sign, date and return the enclosed GOLD proxy card or, to appoint a proxy over the Internet or by telephone, follow the instructions provided herein. If you attend the Annual Meeting and wish to vote in person, you may withdraw your proxy and vote in person. If your shares of Stock are held in the name of your broker, bank or other nominee, as it appears from public information that most shares of Stock are, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting. Dryden’s proxy solicitors at InvestorCom can help answer your voting and proxy questions.

Revocation of Proxies
Shareholders of the Funds may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to us in care of InvestorCom at 19 Old Kings Highway S. – Suite 210, Darien, CT 06820 or to PIMCO at 1633 Broadway, New York, New York 10019, or any other address provided by the Funds. Although a revocation is effective if delivered to the Funds, we request that either the original or photostatic copies of all revocations be mailed to us in care of InvestorCom at 19 Old Kings Highway S. – Suite 210, Darien, CT 06820. IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

To ensure that your shares are voted in accordance with your wishes, you should also contact the person responsible for your account and give instructions for a GOLD proxy card to be issued representing your shares of Stock.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Dryden. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

We have entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $[________], together with reimbursement for its reasonable out-of-pocket expenses. InvestorCom will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Stock they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that InvestorCom will employ approximately [__] persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by us. Costs of this solicitation of proxies are currently estimated to be approximately $[________]. We estimate that through the date hereof, the expenses incurred in connection with this solicitation are approximately $[________].

Dryden will initially pay all costs associated with the solicitation of proxies, but we will seek reimbursement of such costs from the Funds and will not submit such reimbursement to a vote of shareholders.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are: (i) Dryden Capital Fund, LP, a Delaware limited partnership (“Dryden Capital Fund”); (ii) Dryden Capital, LLC, a Delaware limited liability company (“Dryden Capital”); (iii) Dryden Capital GP, LLC, a Delaware limited liability company and general partner of Dryden Capital Fund (“Dryden Capital GP”); (iv) T. Matthew Buffington and Matthew C. Leavitt, each a managing member of Dryden Capital and Dryden Capital GP and each a United States citizen (“Mr. Buffington” and “Mr. Leavitt”, respectively, and together with Dryden Capital Fund, Dryden Capital and Dryden Capital GP, the “Dryden Parties”) and (v) the Nominee (the entities and individuals listed in this paragraph, each a “Participant” and, collectively, the “Participants”).

The principal business address of each of the Dryden Parties is 777 Brickell Avenue, Suite 500, Miami, Florida 33131.  The Dryden Parties also maintain a secondary business address at 641 Lexington Avenue, 13th Floor, New York, New York 10022.  The principal business address of the Nominee is Junto Capital, 450 Park Avenue, Suite 25, New York, New York 10022.

The principal business of: (i) Dryden Capital Fund is investing in securities; (ii) Dryden Capital is investing for funds and accounts under its management; (iii) Dryden Capital GP is serving as the general partner of Dryden Capital Fund; (iv) each of Mr. Buffington and Mr. Leavitt is serving as the managing members of Dryden Capital and Dryden Capital GP and (v) the Nominee is serving as an analyst at Junto Capital.

As of the date hereof, the Participants may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act), in the aggregate, 147 ARPS.  Of the 147 ARPS beneficially owned in the aggregate by the Dryden Parties, such Preferred Shares may be deemed to be beneficially owned as follows:

(a) 147 ARPS may be deemed to be beneficially owned by Dryden Capital, by virtue of it being the investment advisor to certain investment funds, including Dryden Capital Fund;

(b) 147 ARPS may be deemed to be beneficially owned by Dryden Capital GP, by virtue of it being the general partner of Dryden Capital Fund; and

(c) 147 ARPS may be deemed to be beneficially owned by each of Mr. Buffington and Mr. Leavitt by virtue of each being the managing members of Dryden Capital and Dryden Capital GP.

The 147 PIMCO ARPS beneficially owned by Dryden Capital are held in each Fund as follows:
Fund	Number of ARPS
PMF	41
PML	42
PMX	25
PCK	2
PCQ	5
PZC	14
PNF	10
PNI	8

Based on publicly available information from the Funds, the 147 ARPS beneficially owned in the aggregate by the Dryden Parties, constitute less than 1% of the Preferred Shares outstanding in each of the Funds, as applicable and as further described on Schedule II, attached hereto.

The shares of ARPS beneficially owned by the Participants were funded by Dryden’s or its affiliates’ cash on hand. As of the date hereof, none of the shares of Common Stock held in margin accounts were pledged as collateral security. For information regarding purchases and sales of securities of the Funds during the past two years by the Participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Funds; (iii) no Participant in this solicitation owns any securities of the Funds which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Funds during the past two years; (v) no part of the purchase price or market value of the securities of the Funds owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Funds, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Funds; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Funds; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Funds’ last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Funds or any of their subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Funds or their affiliates, or with respect to any future transactions to which the Funds or any of their affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Funds or any of their subsidiaries or has a material interest adverse to the Funds or any of their subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the Annual Meeting other than as set forth in this Proxy Statement. However, should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

According to the Funds’ proxy statement, shareholders may nominate trustee candidates and make proposals to be considered at the Annual Meeting of Shareholders to be held in 2020 (the “2020 Annual Meeting”). It is currently anticipated that the 2020 Annual Meeting will be held in December 2020. Proposals of Shareholders intended to be presented at that annual meeting of each Fund must be received by each Fund no later than July 15, 2020 for inclusion in each Fund’s proxy statement and proxy cards relating to that meeting. The submission by a Shareholder of a proposal for inclusion in the proxy materials does not guarantee that it will be included. Shareholder proposals are subject to certain requirements under the federal securities laws and must be submitted in accordance with the applicable Fund’s Bylaws.

Shareholders submitting any other proposals (including proposals to elect Trustee nominees) for each Fund intended to be presented at the annual meeting held during the 2020 fiscal year (i.e., other than those to be included in the Funds’ proxy materials) must ensure that such proposals are received by each Fund, in good order and complying with all applicable legal requirements and requirements set forth in each Fund’s Bylaws. Each Fund’s Bylaws provide that any such proposal, among other requirements, must be received in writing by each Fund not less than 45 days nor more than 60 days prior to the first anniversary date of the date on which each Fund first mailed its proxy materials for the prior year’s shareholder meeting; provided that, if, in accordance with applicable law, the upcoming shareholder meeting is set for a date that is not within 30 days from the anniversary of each Fund’s prior shareholder meeting, such proposal must be received by the later of the close of business on (i) the date 45 days prior to such upcoming shareholder meeting date or (ii) the 10th business day following the date such upcoming shareholder meeting date is first publicly announced or disclosed. Assuming the next annual meeting is ultimately scheduled to be within 30 days of the one-year anniversary of this year’s December 17th meeting, such proposals must be received no earlier than September 13, 2020 and no later than September 28, 2020 for each Fund. If a Shareholder who wishes to present a proposal fails to notify the Fund within these dates described above, the proxies solicited for the meeting will be voted on the Shareholder’s proposal, if it is properly brought before the meeting, in accordance with the judgment of the persons named in the enclosed proxy card(s). If a Shareholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC’s proxy rules. Shareholder proposals should be addressed to the attention of the Secretary of the applicable Fund, at the address of the principal executive offices of the Fund, with a copy to David C. Sullivan, Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-3600.
A shareholder who proposes to nominate an individual for election to the Board at the 2020 Annual Meeting must also follow the “Procedures for Shareholders to Submit Nominee Candidates for the PIMCO Sponsored Closed-End Funds,” which are set forth as Appendix B to the Funds’ Nominating Committee Charter, which is attached as Exhibit B to the Fund’s [preliminary] proxy statement. Any recommendation must include certain biographical and other information regarding the candidate and the recommending shareholder, and must include a written and signed consent of the candidate to be named as a nominee and to serve as a trustee if elected. The foregoing description of the requirements is only a summary. Please refer to Appendix B to the Nominating Committee Charter for each Fund, which is attached to the Funds’ Proxy Statement as Exhibit B for details.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2020 Annual Meeting of shareholders is based on information contained in the Funds’ proxy statement and organizational documents. The incorporation of this information in this Proxy Statement should not be construed as an admission by Dryden that such procedures are legal, valid or binding

ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE FUNDS’ PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE FUNDS’ TRUSTEES, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF A CLASS OF SHARES OF A FUND AND THE STOCK OWNERSHIP OF THE TRUSTEES AND MANAGEMENT OF THE FUNDS.

The information concerning the Funds contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Dryden Capital Fund, LP
October [  ], 2019

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE FUNDS
DURING THE PAST TWO YEARS
Two year transaction history of each Participant in the Funds’ Securities

The following transaction history shows those trades of each Participant in securities of the Funds during the past two years.  All transactions were effected in the open market.

ARPS Shares

Dryden Capital Fund, LP

Fund	Series	Trade Date	Securities Purchased
PMF	D	1/23/2018	3
PMF	E	1/23/2018	6
PML	A	10/24/2017	2
PML	A	10/26/2017	1
PML	A	6/13/2018	1
PML	C	6/13/2018	1
PML	D	2/8/2018	3
PML	E	2/7/2018	9
PZC	A	1/3/2018	4
PZC	A	3/5/2018	2
PZC	B	12/28/2017	2
PZC	B	1/3/2018	2
PNI	B	3/13/2018	1

SCHEDULE II

The following table is reprinted from the [preliminary] proxy statement filed by the Funds with the Securities and Exchange Commission on [  ].4

4 [To be updated and conformed to the Funds’ definitive proxy statement.]

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Stock you own, please give Dryden your proxy FOR the election of Mr. Clark, by:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the proxy card representing your shares of Stock. Dryden urges you to confirm in writing your instructions to Dryden in care of InvestorCom at the address provided below so that Dryden will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom at the address set forth below.

19 Old Kings Highway S. – Suite 210
Darien, CT  06820
Toll Free (877) 972-0090
Banks and Brokers call collect (203) 972-9300

info@investor-com.com

PRELIMINARY COPY SUBJECT TO COMPLETION DATED OCTOBER 30, 2019

GOLD PROXY CARD

ANNUAL MEETING OF SHAREHOLDERS
PIMCO MUNICIPAL INCOME FUND
PIMCO CALIFORNIA MUNICIPAL INCOME FUND
PIMCO NEW YORK MUNICIPAL INCOME FUND
PIMCO MUNICIPAL INCOME FUND II
PIMCO CALIFORNIA MUNICIPAL INCOME FUND II
PIMCO NEW YORK MUNICIPAL INCOME FUND II
PIMCO MUNICIPAL INCOME FUND III
PIMCO CALIFORNIA MUNICIPAL INCOME FUND III

ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF
DRYDEN CAPITAL FUND, LP

THE BOARD OF TRUSTEES OF EACH OF THE FUNDS
IS NOT SOLICITING THIS PROXY

P   R   O   X   Y

The undersigned appoints Matt Leavitt and John Grau, and each of them, its proxy, attorney and agent (the “Proxies”) with full power of substitution to vote all shares of Auction Rate Preferred Stock, $25,000 liquidation preference per share of each of the Funds (the “ARPS”), Variable Rate Municipal Term Preferred Shares (“VMTPS” and together with ARPS, the “Preferred Shares”), and shares of common stock, par value $0.001, of the Funds (the “Common Stock”; together with the Preferred Shares, the “Stock”) of PIMCO Municipal Income Fund (“PMF”); PIMCO Municipal Income Fund II (“PML”); PIMCO Municipal Income Fund III (“PMX”); PIMCO New York Municipal Income Fund (“PNF”); PIMCO New York Municipal Income Fund II (“PNI”);; PIMCO California Municipal Income Fund (“PCQ”); PIMCO California Municipal Income Fund II (“PCK”); and PIMCO California Municipal Income Fund III (“PZC”) (each a “Fund” and, collectively, the “Funds”), which the undersigned would be entitled to vote if personally present at the upcoming joint annual meeting of the shareholders of the Funds, to be held at 1633 Broadway, between West 50th and West 51st Streets, 42nd Floor, New York, New York 10019 at 11:00 A.M., Eastern Time on December 17, 2019.  The term “Annual Meeting” is used throughout this joint proxy to refer to the annual meeting of shareholders of each Fund, as dictated by the context (including any adjournment or postponement thereof or any special meeting held in lieu thereof).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Stock held by the undersigned, and hereby ratifies and confirms all action the Proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in their discretion with respect to any other matters as may properly come before the Annual Meeting that are unknown to Dryden Capital Fund, LP (“Dryden Capital Fund”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF DERRICK A. CLARK.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example.

DRYDEN CAPITAL FUND STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF DERRICK A. CLARK.

1.	Election of Derrick A. Clark:

		FOR	WITHHOLD
Nominee:	Derrick A. Clark	[ ]	[ ]

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.